Filed by Reinvent Technology Partners Y

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aurora Innovation, Inc.

Commission File No. 001-40216

RTPY-Aurora Media Filing – CNBC Article

CNBC

Autonomous driving start-up Aurora plans to go public through SPAC deal with initial value of $11 billion

By Phil LeBeau

15 July 2021

•	The deal with Reinvent Technology Partners, a special purpose acquisition company, is expected to close this year, setting up the merged company with $2.5 billion in cash.

•	With partners including Toyota, Uber and Volvo, Aurora is targeting a wide range of vehicles, delivery services and mobility firms for its technology.

•	The goal is to enable vehicles to achieve Level 4 autonomous driving, which means human interaction is not needed when the vehicles are on the road.

Aurora, a start-up developing hardware and software to enable vehicles to drive autonomously, is going public through a SPAC merger.

The deal with special purpose acquisition company Reinvent Technology Partners is expected to close this year, setting up the merged company with $2.5 billion in cash.

“This is a natural next step for us,” said Aurora co-founder and CEO Chris Urmson. “This will unlock the capital we need to deliver the Aurora driver as a service at scale.” Once completed, Aurora will trade on the Nasdaq under the ticker symbol AUR with a valuation of $11 billion.

With partners including Toyota, Uber and truck manufacturers Volvo and Paccar, Aurora is targeting a wide range of vehicles, delivery services and mobility firms for its technology. The goal is to enable vehicles to achieve Level 4 autonomous driving, which means human interaction is not needed when the vehicles are on the road.

Aurora expects to have its technology integrated into Volvo and Paccar class 8 trucks by late 2023. As those trucks operate autonomously on streets and highways, they will generate revenue per mile for Aurora.

While the business model is attractive, turning that promise into reality and actually solving the complexity of level 4 autonomous driving is an enormous challenge. Commercializing autonomous vehicles has been far more challenging than many predicted just a few years ago.

Some companies, such as Uber Technologies, have given up on developing the systems in-house. Uber sold its autonomous vehicle business to Aurora while other firms, such as Zoox sold to Amazon. Alphabet’s Waymo remains the highest-profile front-runner, operating a public autonomous vehicle fleet in Arizona.

Urmson has been working on the technology for almost 15 years, including a long stint leading the Google self-driving car project.

“We understand how hard this problem is to solve,” he said. “We’ve spent the last four years building the foundation for this technology. Now it’s time to transition and deliver it.”

Will investors embrace Aurora once it becomes a public company? SPAC deals for some electric vehicle companies such as Nikola, Lordstown Motors and Canoo have led to extremely volatile shares and probes by the SEC into whether the companies misled investors.

Mark Pincus, co-founder and director of Reinvent Technology Partners, said it invested in Aurora because it was a “clear leader” in the industry.

“This is a no-brainer for us to be in the mix,” he said. “It represents everything we are looking for in the autonomous vehicle market.”

Aurora estimates the global trucking, last-mile delivery and ride-hailing markets are worth a combined $9.4 trillion. In short, they represent a huge opportunity, which explains why automakers like GM, Tesla and Volkswagen are investing billions to develop autonomous vehicles. Alphabet’s Waymo was formerly known as the Google Self-Driving Car Project when Urmson ran it from 2013 to 2016.

Back then, Urmson said his goal was to make autonomous vehicles a reality so his son would not need to get a driver’s license. Later this year, Urmson’s son will turn 18. He now has his learner’s permit while his father takes another step toward his goal of putting self-driving vehicles on the road.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners Y (“Reinvent”) and Aurora Innovation, Inc. (“Aurora”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “continue,” “likely,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Reinvent’s securities, (ii) the risk that the proposed transaction may not be completed by Reinvent’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Reinvent, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Agreement and Plan of Merger, dated as of July 14, 2021 (the “Merger Agreement”), by and among Reinvent, Aurora and Reinvent Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Reinvent, by the shareholders of Reinvent, the satisfaction of the minimum cash condition following redemptions by Reinvent’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the

Merger Agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Aurora’s business relationships, operating results and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Aurora and potential difficulties in Aurora employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings or other disputes that may be instituted against Aurora or against Reinvent related to the Merger Agreement or the proposed transaction or otherwise, (ix) the ability to maintain the listing of Reinvent’s securities on a national securities exchange, (x) the price of Reinvent’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Reinvent plans to operate or Aurora operates, variations in operating performance across competitors, changes in laws and regulations affecting Reinvent’s or Aurora’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns and a changing regulatory landscape in the highly competitive self-driving industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Reinvent’s registration statement on Form S-1 (File No. 333-253075), its Quarterly Report on Form 10-Q for the period ended March 31, 2021, the registration statement on Form S-4 discussed below and other documents filed by Reinvent from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Reinvent, Sequoia and Aurora assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Reinvent nor Aurora gives any assurance that either Reinvent or Aurora or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Reinvent and Aurora. This document is not a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Reinvent has filed a registration statement on Form S-4 with the SEC (333-257912), which includes a preliminary prospectus and proxy statement of Reinvent, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all Reinvent shareholders. Reinvent also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Reinvent are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Reinvent through the website maintained by the SEC at www.sec.gov.

The documents filed by Reinvent with the SEC also may be obtained free of charge at Reinvent’s website at https://y.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in Solicitation

Reinvent and Aurora and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Reinvent’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Reinvent and Aurora and information regarding their interests in the proposed transaction are set forth in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.